Exhibit (a)(v)(ix)

CONTACTS:	Steven T. Darak — Senior Vice President and Chief Financial Officer

(602) 852-6600

Investor Relations — Ugly Duckling Corporation

Investor-relations@uglyduckling.com

Ernest C. Garcia II Completes Amended Tender Offer for Ugly Duckling Common Stock

PHOENIX – (BUSINESS WIRE) – January 17, 2002 – Ugly Duckling Corporation (NASDAQ NMS: UGLY) and its Chairman and majority stockholder, Ernest C. Garcia II, announced today that UDC Acquisition Corp., an entity controlled by Mr. Garcia and Ugly Duckling’s President and Chief Executive Officer Gregory B. Sullivan, has successfully completed its amended tender offer for the common stock of Ugly Duckling not owned by Mr. Garcia, Mr. Sullivan or their affiliates.

The offer expired at 5:00 pm, MST, on Wednesday, January 16, 2002. As of the expiration of the offer, approximately 3,773,499 shares (including guaranteed deliveries) of Ugly Duckling Corporation common stock had been tendered, representing approximately 92% of the outstanding shares when combined with the shares already owned by Mr. Garcia, Mr. Sullivan and their affiliates. UDC Acquisition has agreed to accept for payment all validly tendered shares. Payments for accepted shares will be made promptly through Computershare Trust Company, Inc., the depositary for the offer.

The offer was made pursuant to a Merger Agreement, dated December 10, 2001, by and among Ugly Duckling Corporation, UDC Holdings Corp., UDC Acquisition Corp., Mr. Garcia, and Mr. Sullivan. Under the terms of the Merger Agreement, UDC Acquisition Corp. agreed to pay $3.53 per share for shares of the Company’s common stock tendered in the Offer. Because UDC Acquisition Corp. now has more than 90% of the common stock of Ugly Duckling, it will be able to complete a short form merger with and into Ugly Duckling without any further action by Ugly Duckling shareholders. In connection with the merger, the remaining stockholders of Ugly Duckling will receive the same per share consideration that they would have received in the offer, subject to the exercise of appraisal rights under Delaware law. Ugly Duckling shareholders who did not tender their shares in the offer will be mailed information about the merger and their options. Ugly Duckling and Mr. Garcia expect that the merger will close promptly after the expiration of the applicable time period for notice of the exercise of appraisal rights and the satisfaction of all conditions to the merger.

Headquartered in Phoenix, Arizona, Ugly Duckling Corporation is the largest operator of used car dealerships focused exclusively on the sub-prime market. The Company underwrites, finances and services sub-prime contracts generated at its 76 Ugly Duckling dealerships, located in 11 metropolitan areas in eight states.